Exhibit 4(10)

DATED 18th October 1995

S E R V I C E
A G R E E M E N T

(1)	EIDOS PLC

(2)	IAN LIVINGSTONE

MANCHES & CO.
Aldwych House
81 Aldwych
London WC2B 4RP

Tel: 071 404 4433
Fax: 071 430 1133

REF: SMW/SXW/T364AGT

THIS AGREEMENT is made on the 18th day of October 1995

B E T W E E N

(1)	EIDOS PLC ("the Company") whose registered office is at the Boat House, 15 Thames Street, Hampton, Middlesex TW12 2EW; and

(2)	IAN LIVINGSTONE ("the. Executive") of 130 Kew Road, Kew, Surrey, TW9 2AU.

IT IS HEREBY AGREED as follows:

1.	Interpretation

	(a)	In this Agreement the following words and expressions shall have the following meanings:

		"Associated Company"	a company which is from time to time a subsidiary or a holding company of the Company or a subsidiary (other than the Company) of a holding company of the Company;

		"the Board"	the Board of Directors from time to time of the Company including any committee of the Board duly appointed by it;

		"subsidiary" and "holding company"	the meanings respectively ascribed thereto by section Section 736 of the Companies Act 1985.

	(b)	References in this Agreement to statutes shall include any statute modifying, re-enacting, extending or made pursuant to the same or which is modified, re-enacted, or extended by the same.

	(c)	Headings are for ease of reference only and shall not be taken into account in the construction of this Agreement.

2.	Appointment

The Company hereby appoints the Executive and the Executive agrees to serve the Company as Executive Chairman. The Executive's job description is to be agreed between the Executive and the Board within 28 days of the date hereof and if not so agreed, then shall be set by the Board. The Company reserves the

(2)

right to vary the capacity in which the Executive is employed and his job title.

3.	Term

	(a)	The Executive's appointment hereunder will commence on the date hereof and, subject to the other Clauses regarding termination contained in this Agreement, shall continue until terminated by either party giving to the other not less than 6 months prior written notice.

	(b)	The Executive's continuous period of employment shall be deemed to have commenced on 1st May 1994.

	(c)	The Company shall be entitled to pay salary in lieu of notice.

	(d)	During any period of notice, whether given by the Executive or the Company to the other, the Company may, at its absolute discretion, require the Executive either to remain away from work on paid leave, or provide the Executive with alternative work of a broadly similar nature to the work he normally performs.

4.	Powers, Duties and Working Hours

	(a)	During the continuance of his employment the Executive shall:

(i) unless prevented by ill health or other unavoidable cause, devote the whole of his working time and attention and abilities to his duties;

(ii) well and faithfully serve the Company and its Associated Companies to the best of his ability and carry out his duties in a proper and efficient manner and use his best endeavours to promote and maintain the interests and reputation of the Company and its Associated Companies;

(iii) exercise such powers and perform such duties in relation to the business of the Company (and/or of its Associated Companies) as may from time to time be vested in or assigned to him by the Board; such powers and duties may exceptionally fall outside the normal ambit of the Executive's position but will not be duties inappropriate to the Executive's status;

(3)

(iv) comply with all reasonable requests and directions from time to time given to him by the Board or such person as is nominated by the Board and comply with all rules and regulations from time to time laid down by the Company concerning its employees which are consistent with this Agreement;

(v) work at the Company's offices at Ferry House, 55-57 Lacy Road, Putney, London SW15 1PR or at such other location in the United Kingdom as the Company shall reasonably require from time to time, whether on a permanent or temporary basis; and

(vi) travel to such places (whether within or outside the United Kingdom) in such manner and on such occasions as the Company may from time to time reasonably require.

(b) The Executive's normal working hours shall be such hours as are appropriate to his position together with such additional hours as may be necessary for the proper performance of the Executive's duties. No payment will be made for any additional hours worked by the Executive.

5.	Reporting

The Executive shall report to the Board (or such person as the Board may from time to time nominate) and shall at all times keep the Board (or such person as is nominated) fully informed of his activities and shall promptly provide such information and explanations as may be requested from time to time by the Board (or such person as is nominated).

6.	Associated Companies

The Company shall be entitled to second the Executive's services on a full or part-time basis to any Associated Company and the Executive shall hold such offices of the Company and of any Associated Company for such periods as the Company may require but such secondments shall not release the Company from its obligations under this Agreement.

7.	Remuneration

(a) The Company will pay the Executive salary at the rate of £70,000 per annum which will be paid in equal monthly instalments at the end of each month. Such salary shall accrue on a daily basis and is inclusive of any fee to which the Executive may be entitled as a member of the Board or representative

(4)

of the Company and any Associated Company, howsoever arising. The Board will review the salary from time to time.

(b)	Subject always to the absolute discretion of the Board, the Executive may be entitled to receive an annual profit related bonus.

(c)	The Company shall be entitled to deduct from the Executive's remuneration all sums from time to time owing from the Executive to the Company or any Associated Company, howsoever arising.

8.	Expenses

The Company shall reimburse to the Executive all reasonable travelling, hotel, entertainment and other out-of-pocket expenses reasonably incurred by him in the proper performance of his duties subject to his compliance with the Company's then current guidelines relating to expenses and to production, if required, of receipts and vouchers.

9.	Company Car

	(a)	The Company may at its absolute discretion provide the Executive with a motor car. If so provided, the car will be a Porsche Carrera 911, unless agreed otherwise by the Executive. If so provided, the Company shall bear the cost of insuring, testing, taxing, repairing and maintaining it and shall reimburse the Executive for the cost of fuel properly incurred during business mileage. The Executive shall bear the cost of fuel consumed by the vehicle in relation to private mileage.

(b)	The Executive shall take good care of the vehicle and procure that the provisions and conditions of any policy of insurance relating thereto are observed in all respect, and shall comply with all regulations of the Company relating to company cars.

(c) Alternatively, the Company may, at its absolute discretion, pay an additional sum to the Executive, by way of a car allowance.

10.	Pension

The Company does not at present operate a pension scheme and the Executive has no pension entitlement under this Agreement. The Executive will therefore be contracted-in to the State Earnings Related Pension Scheme ("SERPS") unless and until he notifies the Company to the contrary.

(5)

11.	Benefits

(a)	Health Insurance

The Company does not currently run a Health Insurance Policy for Executives. However, if it sets up such a policy, the Company will pay for the benefit of the Executive and his wife and unmarried dependant children under the age of 21, subscription to the Company's health insurance scheme for the time being in force on the appropriate scale.

(b)	Share Options

Subject to the requisite stockholder and regulatory approval, the Company intends to implement an employee Share Option Scheme. If such a scheme is set up, the Executive will be entitled to join, subject always to the rules of the scheme from time to time in force.

12.	Holidays

	(a)	In addition to bank and other public holidays the Executive shall be entitled in every calendar year to 30 working days holiday. All holiday dates must have the prior agreementt of the Board, or such person as the Board shall nominate from time to time. If in any calendar year the Executive is not employed for the complete year, his holiday entitlement will be calculated pro rata based on the completed months of service for the period of the year during which he had been employed.

(b)	Holiday entitlement not taken by the end of the calendar year cannot be carried forward into the next calendar year.

(c)	On the termination of employment, the Executive shall be entitled to pay in lieu of outstanding holiday entitlement and similarly, if he has taken more than his accrued entitlement, the appropriate adjustment shall be made.

13.	Incapacity

(a)	If the Executive is absent from work due to illness or accident, he shall notify the Company Secretary's office as soon as possible and if this incapacity continues for five or more consecutive days he shall submit a doctor's certificate to the Company on the sixth day and weekly thereafter. Immediately following his return to work after any period of absence (excluding holiday), the Executive

(6)

shall complete a Self-Certification Form available from the Company Secretary's office, detailing the reason for his absence.

(b)	Without prejudice to the right to terminate this Agreement pursuant to Clause 18(a), if the Executive is absent from work due to illness or accident duly notified and certified in accordance with 13(a), subject always to the rules on Statutory Sick Pay, any further payments will be at the sole discretion of the Board, or such person as it may nominate from time to time, although the Executive will usually receive his normal salary for the first 12 weeks of absence in any year.

(c)	The Company may at its expense at any time require the Executive to submit to such medical examinations and tests by doctor(s) nominated by the Company and the Executive hereby authorises such doctor(s) to disclose to and discuss with the Company and its medical adviser(s) the results of such examinations and tests.

14.	Inventions and Improvements

	(a)	The Executive agrees that he has a special obligation to further the interests of the Company and its Associated Companies with respect to any Inventions created or discovered by him in the course of his employment with the Company.

	(b)	If the Executive creates or discovers or participates in the creation or discovery of any Inventions during his employment with the Company, the Executive shall promptly give to the Board details in writing of such Inventions and if such Inventions relate to or are capable of being used in the business for the time being carried on by the Company or any Associated Company, such Inventions shall be the absolute property of the Company and the Executive shall:

(i)	forthwith and from time to time both during his employment and thereafter at the request and expense of the Company:

	(aa)	give and supply all such information, data, drawings and assistance as may be necessary to enable the Company to exploit such Inventions to the best advantage; and

	(bb)	execute all documents and do all things which may be necessary or desirable for obtaining patent or

(7)

other protection for the Inventions in such parts of the world as may be specified by the Company or any Associated Company and for vesting the Inventions and such protections in the Company or as it may direct.

(c)	The Executive irrevocably appoints the Company, in his name and on his behalf, to sign execute or do any such instrument or thing and generally to use his name for the purpose of giving to the Company (or its nominee) the full benefit of the provisions of this Clause and in favour of any third party a certificate in writing signed by any director or the Secretary of the Company that any instrument or act falls within the authority conferred by this Clause shall be conclusive evidence that such is the case.

(d)	If during the term of this Agreement but outside the performance of his duties hereunder the Executive creates or discovers or participates in the creation or discovery of any Inventions which do not relate to the performance of the Executive's duties and responsibilities hereunder or to the business for the time being carried on by the Company or any Associated Company, the Company shall, subject only to the provisions of the Patents Act 1977, have the right to acquire for itself or its nominee the Executive's rights in the Inventions within six months after disclosure pursuant to Clause 14(b) on fair and reasonable terms to be agreed or settled by a single competent arbitrator as appointed by the Company. Notwithstanding the foregoing wording of this paragraph (d), the copyright in any book written by the Executive which would fall within this paragraph (d) shall belong absolutely and without restriction to the Executive.

(e)	The Executive waives all of his Moral Rights in respect of any acts of the Company or any acts of third parties done with the Company's authority in relation to the Inventions which are the property of the Company by virtue of this Clause 14.

(f)	Rights and obligations under this Clause shall continue in force after termination of this Agreement in respect of Inventions made or discovered during the Executive's employment under this Agreement and shall be binding upon his representatives.

(g)	(i)	In this clause "Inventions" includes letters, patent, trade marks, service marks, designs, utility models, copyrights, design rights, applications for registration or any of the

(8)

foregoing and the right to apply for them in any part of the world, rental or lending rights, inventions, improvements to procedures, confidential information, know-how, and rights of like nature arising or subsisting anywhere in the world, in relation to all of the foregoing, whether registered or unregistered.

(ii)	In this clause, "Moral Rights" means Moral Rights as defined in United Kingdom legislation from time to time and include any rights of paternity, authorship or integrity, or to object to any distortion, mutilation or other modification of, or derogatory treatment in relation to any matter.

	(h)	Sums received by way of remuneration by the Executive shall be deemed to include any equitable remuneration to which the Executive might otherwise be entitled in respect of any of the foregoing provisions of this Clause or any matter referred to therein.

15.	Restrictions during Employment

(a)	The Executive shall not during the continuance of his employment hereunder, without the prior consent in writing of the Board which will not be unreasonably withheld, either alone or jointly with or on behalf of others and whether directly or indirectly and whether as principal, partner, agent, shareholder, director, employee or otherwise howsoever engage in, carry on or be interested or concerned in any business but this does not preclude him from holding not more than 5% of any class of issued shares or other securities which are listed or dealt in on any recognised stock exchange by way of bona fide investment only.

	(b)	For the avoidance of doubt, and subject always to clause 14, it is agreed that the Executive may continue his involvement with Ian Livingstone Limited and Penguin Books Limited, provided always that such involvement does not conflict with his obligations to the Company or any Associated Company.

16.		Secrecy

(a)	In addition and without prejudice to the Executive's common law obligations to keep information secret the Executive shall not (except for the purpose of performing his duties or unless ordered to do so by a Court) during his employment or after its termination, disclose or communicate and shall use

(9)

his best endeavours to prevent the improper use, disclosure or communication of:

(i)	any information of a confidential nature (whether regarding the business, accounts, finances, trading, software, know-how or otherwise howsoever) of:

(aa)	the Company or any Associated Company; or

(bb)	any client, or prospective client, of the Company or any Associated Company; or

(cc)	any person or entity which shall have disclosed information to any member of the Company or any Associated Company;

(ii)	any confidential report or research undertaken by or for the Company or any Associated Company during the course of his employment;

(iii)	any information designated as confidential by the Company or any Associated Company or which to his knowledge has been supplied to the Company or any Associated Company subject to an obligation of confidentiality.

(b)	The restrictions contained in this Clause shall cease to apply with respect to any information, confidential report or research which comes into the public domain otherwise than through an unauthorised disclosure by the Executive or a third party.

(c)	In this Clause "information", and "confidential report or research" refer to information, and confidential reports and research which come to the knowledge of the Executive during the course of his employment.

17.	Restrictions After Employment

	(a)	The Executive acknowledges that he is likely to obtain in the course of his employment with the Company and any Associated Company knowledge of trade secrets, know-how, techniques, methods, lists, computer programs and software and other confidential information relating to the Company and its Associated Companies and their employees and clients, and in order to safeguard the goodwill of the Company and its Associated Companies in connection with its clients, suppliers. and employees

(10)

the Executive agrees to the restrictions set out in this Clause.

(b)		The Executive hereby undertakes with the Company that (except with the prior written consent of the Company) after the termination of his employment whether by himself, his employees or agents or otherwise howsoever and whether on his own behalf or for any other person, firm or company, he will not:–

	(i)	for a period of 6 months entice, solicit or endeavour to entice or solicit away from the Company or any Associated Company any officer, employee or consultant to the Company or any Associated Company with whom the Executive had material contact during the course of his employment including, but not limited to, employees for whom the Executive was responsible (provided that this clause shall not prevent the Executive from employing general administrative staff of the Company or any Associated Company);

(ii)	for a period of 6 months interfere or seek to interfere with the supply to the Company or any Associated Company of any services by any supplier who during the period of twelve months immediately preceding such termination shall have supplied services to the Company or any Associated Company and with whom the Executive has had business dealings, nor will he interfere or seek to interfere with the terms on which such supply during such period as aforesaid has been made;

(iii)	for a period of 6 months entice, solicit or endeavour to entice or solicit away from the Company or any Associated Company the business of any person, firm or company who during the period of twelve months preceding the date of such termination (or, if shorter, the period of the Executive's employment with the Company) was a client of the Company or any Associated Company with whom the Executive had contact as an employee of the Company. For the purposes of this sub-clause "client" shall include any third party with whom the Company of any Associated Company was (during the said period) in negotiation in respect of the provision of services or to whom the Company or any Associated Company had (during the said period) made or been requested to make an offer to provide services;

(11)

(iv)	for a period of 6 months carry on or be concerned in or connected in any business or concern which is a competitor of the Company or any Associated Company.

For the purposes of this Clause, "competitor" shall include any person or other business which is involved in the development, production, use, manufacture, publication, marketing, distribution, sale or supply of electronic games, electronic simulation systems or similar or otherwise of technology, knowhow (including computer software) or services connected with compression and/or decompression of electronic images, or with electronic games, electronic simulation systems or similar.

(c)	For the avoidance of doubt, it is agreed that nothing in this clause shall prevent the Executive holding after the termination of his employment not more than 5% of any class of issued shares or other securities which are listed or dealt in on any recognised stock exchange by way of bona fide investment only.

(d)	Each of the restrictions aforesaid constitutes an entirely separate, severable and independent restriction on the Executive.

	(e)	While the restrictions aforesaid are considered by both parties to be reasonable in all circumstances, it is recognised that restrictions of the nature in question may fail for reasons unforeseen and accordingly it is hereby declared and agreed that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Company but would be valid if part of the wording thereof were deleted and/or the periods (if any) thereof reduced and/or area dealt with thereby reduced in scope the said restrictions shall apply with such modifications as may be necessary to make them valid and effective.

18.	Termination

	(a)	If:

		(i)	the Executive is adjudged bankrupt or enters into any composition or arrangement with or for the benefit of his creditors including a voluntary arrangement under the Insolvency Act 1986; or

(12)

(ii)	the Executive commits any act of dishonesty whether relating to the Company, any Associated Company, an employee or otherwise; or

(iii)	the Executive is guilty of any misconduct or commits any serious or persistent breach of any of his obligations to the Company or any Associated Company (whether under this Agreement or otherwise) or refuses or neglects to comply with any lawful orders or directions given to him by the Board; or

(iv)	the Executive is guilty of any conduct tending in the reasonable opinion of the Board to bring himself, the Company or any Associated Company into disrepute; or

(v)	the Executive is or becomes incapacitated from any cause whatsoever from efficiently performing his duties under the Agreement for more than 13 consecutive weeks or for an aggregate of 100 days in any period of twelve months; or

(vi)	the Executive shall be or become of unsound mind or be or become a patient for any purpose of any statute relating to mental health;

(vii) the Executive shall fail, in the reasonable opinion of the Board, to perform his duties competently; or

(viii) the Executive shall be or become prohibited by law from being a Director;

then the Company shall be entitled by notice in writing to the Executive to terminate his employment under this Agreement forthwith. The provisions of this Clause are without prejudice to any rights which the Company may have at common law to terminate the employment of the Executive on the grounds of the breach by the Executive of his obligations as an employee.

(b)	The Agreement shall automatically terminate on the Executive's 65th birthday.

(13)

(c)	Upon the termination of the Executive's employment for whatever reason the Executive shall immediately tender his resignation from all offices he holds in the Company and in any Associated Company without prejudice to any other rights accruing to either party hereto and without claim for compensation.

(d)	After the termination of the Executive's employment under this Agreement he shall not at any time thereafter represent himself as being in any way connected with or interested in the business of or employed by the Company or any Associated Company; or use for trade or other purposes the name of the Company or any Associated Company or any name capable of confusion therewith.

(e)	The termination of the Executive's employment under this Agreement for whatever reason shall not affect those terms of this Agreement which are expressed to have effect thereafter and shall be without prejudice to any accrued rights or remedies of the parties.

19.	Return of Company Property

Unless otherwise agreed in writing with the Company, the Executive shall promptly whenever requested by the Company or any Associated Company and in any event upon the termination of his employment (however and whenever such termination occurs) deliver to the Company (or as otherwise directed by the Company) all motor cars, credits cards, keys and passes, equipment, lists of clients and customers, address lists, address books, computer discs and software, correspondence, documents, books, papers, files, records and reports and other property or material of or relating to the business of the Company and any Associated Company or their clients which may have come into his possession, custody or control in the course of or in consequence of his employment and the Executive shall not be entitled to and shall not retain any copies thereof.

20.	Grievance and Disciplinary Procedure

(a)	If the Executive wishes to seek redress of any grievance relating to his employment (other than one relating to a disciplinary decision) he should refer such grievance to the Board.

(b)	The Company's disciplinary procedures from time to time in force shall apply to the Executive.

(14)

21.	Reconstruction or Amalgamation

If the employment of the Executive under this Agreement is terminated by reason of the liquidation of the Company for the purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions not less favourable than the terms of this Agreement, then the Executive shall have no claim against the Company in respect of the termination of his employment under this Agreement.

22.	General

(a)	No failure or delay by the Company in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise by the Company of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

	(b)	The Executive hereby irrevocably and by way of security appoints the Company and each Associated Company now or in the future existing to be his attorney in his name and on his behalf and as his act and deed to sign, execute and do all acts, things and documents which he is obliged to execute and do under the provisions of this Agreement (and in particular, but without limitation, Clause 14(c)) and the Executive hereby agrees forthwith on the request of the Company to ratify and confirm all such acts, things and documents signed, executed or done in pursuance of this power.

23.	Notices

(a)	Any notice or other communication given or made under this Agreement shall be in writing and may be delivered to the relevant party or sent by first class prepaid letter or telex to the address of that party specified in this Agreement or to that party's telex number thereat or such other address or number as may be notified by that party from time to time for this purpose, and shall be effectual notwithstanding any change of address or number not so notified

(b)	Unless the contrary shall be proved each such notice or communication shall be deemed to have been given or made and delivered, if by letter, 72 hours after posting and, if by delivery or telex, when respectively delivered or transmitted.

(15)

24.	Other Agreements

This Agreement supersedes all other agreements other than those expressly referred to in this Agreement whether written or oral between the Company or any Associated Company and the Executive relating to the employment of the Executive and the Executive acknowledges and warrants to the Company that he is not entering into this Agreement in reliance on any representation not expressly set out herein.

25.	Governing Law

This Agreement shall be governed by and construed in all respects in accordance with English law and the parties agree to submit to the non-exclusive jurisdiction of the English Courts as regards any claim or matter arising in respect of this Agreement.

(16)

IN WITNESS whereof this Agreement has been duly executed as a Deed the day and year first above written.

EXECUTED by	)
EIDOS PLC	)
as a Deed	)

Stephen B. Streater

SIGNED as a Deed by	)
IAN LIVINGSTONE	)
in the presence of:	)

Witness' signature:

Witness' name:	CATRINA SMITH

Witness' address:	MANCHES & CO ALDWYCH HOUSE
81 ALDWYCH LONDON

Witness' occupation:	SOLICITOR

Ian Livingstone	2 April, 1997
117 Castelnau
Barnes
London
SW13 9EL

Dear Ian

I am writing to set out the variations that have been agreed to your Service Agreement dated 18th October 1995 ("Service Agreement").

i.	Private Medical Insurance

Clause 11(a) of your Service Agreement is hereby deleted and replaced with the following:

"Subject always to the rules of the scheme from time to time in force, the Company will provide the Executive with private medical insurance cover with effect from the first renewal date, which is 1st January in any year. The scale of cover and any applicable exclusions will be notified to the Executive from time to time."

ii	Life Assurance

The following is hereby inserted into your Service Agreement at clause 11(c):

"Subject always to the rules of the scheme from time to time in force and subject to the Executive's health not being such as to prevent the Company obtaining cover on reasonable terms, the Company will provide the Executive with life assurance cover, based on 4 times the Executive's annual salary and with effect from the next renewal date which is 1st January in any year."

iii	Permanent Health Insurance

The following is hereby inserted into your Service Agreement at clause 11(d):

"The Executive will be covered by the Company's Permanent Health Insurance Scheme which will provide 75% of full

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salary after 3 month's absence until normal retirement age, providing continuing inability to work can be proved and subject always to the rules of the Scheme from time to time in force.

The provision of this benefit is without prejudice to the Company's right to terminate the Executive's employment under Clause 3 of this Agreement."

Your cover under the Company's Permanent Health Insurance Scheme will commence with effect from the date of this letter.

iv	Critical Illness

The following is hereby inserted into your Service Agreement at clause 11(e):

"The Executive will be covered by the Company's Critical Illness Insurance Policy from the next renewal date (which is 1st January in each year). Once covered, if during his employment with the Company the Executive survives a critical illness for one month or longer (e.g. stroke, heart attack, life threatening cancer or other like illness specified in the policy), a payment of two times annual salary will be made under the Insurance Policy, subject always to the rules of the scheme from time to time in force.

The provision of the Critical Illness Insurance shall be without prejudice to the Company's right to terminate the Executive's Service Agreement on giving notice in accordance with clause 3 of this Agreement."

v	Pension

Clause 10 of your Service Agreement is hereby deleted and replaced with the following:

"The Company operates a Group Private Pension Plan ("Pension Plan"). The Executive will be entitled to join the Pension Plan. The Company will make such contributions to the Pension Plan on the Executive's behalf as are set from time to time.

No contracting out certificate is in force in respect of the employment under this Service Agreement."

vi	Termination

Clause 18(a)(v) of your Service Agreement is hereby deleted and replaced with the following:

"(notwithstanding the provision of Critical Illness Insurance and/or Permanent Health Insurance as set out above), the Executive is or becomes incapacitated from any cause whatsoever from efficiently performing his duties under the Agreement for more than 6 months or for an aggregate for 180 days in any period of 12 months; or"

Please sign and date one copy of this letter and return it to me to indicate your agreement to these changes.

Yours sincerely

For and on behalf of Eidos Plc

I accept the changes to my Service Agreement as detailed above.

Signed

Dated